                                                                      EXHIBIT 99

                      DIRECTORS AND OFFICERS INFORMATION

Directors Of Xerox

Shareholders annually elect directors to serve for one year and until their successors have been elected and shall have qualified.

Summary of Director Annual Compensation

Cash............ $40,000
Restricted Stock $25,000 (number of shares based upon market value at time fee is payable-quarterly)
Options......... 5,000 shares
Expenses........ Out-of-pocket expenses in connection with service

Eligibility: Directors who are our employees receive no compensation for service as a director. Directors who are employees of subsidiary companies are not eligible to receive stock option awards.

Options: Issued at the fair market value on date of grant (generally on the date of the annual meeting of shareholders). The options vest over a three year period. Upon the occurrence of a change in control, as defined, all outstanding options become exercisable.

Restricted Stock: The number of shares issued is based on the market value at the time the fee is payable, which is in quarterly installments. The shares held by directors under this Plan are included in the Xerox securities owned shown in the biographies of the directors. The shares may not be sold or transferred except upon death, retirement, disability, change in control or termination as a director with the consent of the majority of the Board.

Terms Used in Biographies

Certain terms used in the biographies may be unfamiliar to you, so we are defining them here.

Xerox securities owned means the Company's Common Stock, including restricted shares of Common Stock issued under the Restricted Stock Plan For Directors, and Series B Convertible Preferred Stock. Series B shares are owned through the individual's account in the Xerox Employee Stock Ownership Plan. None of the nominees owns any of the Company's other securities.

Options/Rights is the number of the Company's shares of Common Stock subject to stock options and incentive stock rights held by a nominee.

Immediate family means the spouse, the minor children and any relatives sharing the same home as the nominee.

Unless otherwise noted, all Xerox securities held are owned beneficially by the nominee. This means he or she has or shares voting power and/or investment power with respect to the securities, even though another name--that of a broker, for example--appears in the Company's records. All ownership figures are as of March 30, 2001.

Paul A. Allaire
Age: 62  Director since: 1986

Xerox securities owned: 390,083 common shares; 381 Series B Convertible Preferred shares

Options/Rights: 3,563,144 common shares

Occupation: Chairman of the Board and Chief Executive Officer, Xerox
Corporation

Other Directorships: Lucent Technologies Inc.; priceline.com, Incorporated; Sara Lee Corporation; and SmithKline Beecham plc

Other Background: Joined Xerox in 1966. Stepped down as Chief Executive Officer in April 1999 and returned to the position in May 2000.

Antonia Ax:son Johnson
Age: 57  Director since: 1996

Xerox securities owned: 4,707 common shares and an indirect interest in approximately 8,664 common shares through the Deferred Compensation Plan

Options/Rights: 25,000 common shares

Occupation: Chairman, Axel Johnson Group

Other Directorships: Axel Johnson AB; Axel Johnson Inc.; Axel Johnson International; Ahlens AB; Axfood AB; Nordstjernan AB; NCC AB

Vernon E. Jordan, Jr.
Age: 65  Director since: 1974

Xerox securities owned: 30,745 common shares and an indirect interest in approximately 6,960 common shares through the Deferred Compensation Plan

Options/Rights: 25,000 common shares

Occupation: Senior Managing Director, Lazared Freres & Co. LLC; Of Counsel, Akin, Gump, Strauss, Hauer & Feld, LLP

Other Directorships: America Online Latin America, Inc.; American Express Company; Callaway Golf Company; Clear Channel Communications, Inc.; Dow Jones & Co., Inc.; FirstMark Communications International, LLC; J.C. Penney Company, Inc.; Revlon Group; Ryder System, Inc.; Sara Lee Corporation; Shinsei Bank, Ltd; and Union Carbide Corporation

Other Background: Joined Lazard Freres & Co. LLC in January 2000. Became a partner in the law firm of Akin, Gump, Strauss, Hauer & Feld in 1982.

Yotaro Kobayashi
Age: 67  Director since: 1987

Xerox securities owned: 30,622 common shares

Options/Rights: 16,700 common shares

Occupation: Chairman of the Board, Fuji Xerox Co., Ltd.

Other Directorships: Fuji Xerox Co., Ltd.; Callaway Golf Company; Nippon Telegraph and Telephone Corporation; and American Productivity & Quality Center.

Other Background: Joined Fuji Photo Film Co., Ltd. in 1958, was assigned to Fuji Xerox Co., Ltd. in 1963, named President and Chief Executive Officer in 1978 and Chairman and Chief Executive Officer in 1992.

Hilmar Kopper
Age: 66  Director since: 1991

Xerox securities owned: 21,328 common shares

Options/Rights: 20,050 common shares

Occupation: Chairman of the Supervisory Board, Deutsche BankAG

Other Directorships: Akzo Nobel NV; Bayer AG; DaimlerChrysler AG; Solvay SA; Unilever NV

Ralph S. Larsen
Age: 62  Director since: 1990

Xerox securities owned: 24,490 common shares and an indirect interest in approximately 26,871 common shares through the Deferred Compensation Plan

Options/Rights: 25,000 common shares

Occupation: Chairman and Chief Executive Officer, Johnson & Johnson

Other Directorships: Johnson & Johnson; AT&T

George J. Mitchell
Age: 67  Director since: 1996

Xerox securities owned: 6,749 common shares and an indirect interest in approximately 5,286 common shares through the Deferred Compensation Plan

Options/Rights: 25,000 common shares

Occupation: Special Counsel, Verner, Liipfert, Bernhard, McPherson and Hand, Chartered

Other Directorships: Federal Express Corporation; Starwood Hotels & Resorts; UNUM Provident Corporation; The Walt Disney Company; Casella Waste Systems, Inc.; Unilever; Staples, Inc.

Anne M. Mulcahy
Age: 48  Director since: 2000

Xerox securities owned: 80,371 common shares; 569 Series B Convertible Preferred shares

Options/Rights: 1,796,848 common shares

Occupation: President and Chief Operating Officer, Xerox Corporation

Other Directorships: Target Corporation; Axel Johnson Inc.; Catalyst; Fannie Mae; Fuji Xerox Co., Ltd; Xerox (Europe) Limited

Other Background: Joined Xerox in 1976 as a sales representative and held various sales and senior management positions. Named Vice President for Human Resources in 1992; Senior Vice President in 1998; and Executive Vice President in 1999. Elected President and Chief Operating Officer in May 2000.

N. J. Nicholas, Jr.
Age: 61  Director since: 1987

Xerox securities owned: 22,703 common shares and an indirect interest in approximately 26,497 common shares through the Deferred Compensation Plan

Options/Rights: 25,000 common shares

Occupation: Investor

Other Directorships: Boston Scientific Corporation; priceline.com, Incorporated

John E. Pepper
Age: 62  Director since: 1990

Xerox securities owned: 57,001 common shares and an indirect interest in approximately 6,047 common shares through the Deferred Compensation Plan: immediate family owns 16,000 shares

Options/Rights: 25,000 common shares

Occupation: Chairman of the Board and Chairman of the Executive Committee, The Procter & Gamble Company

Other Directorships: Motorola, Inc.; The Procter & Gamble Company; Boston Scientific Corporation

Other Background: Joined Procter & Gamble in 1963. Named Executive Vice President and elected to the Board of Directors in 1984, named President in 1986, Chairman and Chief Executive in 1995, Chairman in 1999, retired as an active employee in September 1999, and re-elected Chairman of the Board in June 2000.

Barry D. Romeril
Age: 57  Director since: 1999

Xerox securities owned: 144,021 common shares; 227 Series B Convertible Preferred shares and an indirect interest in approximately 31,154 shares through the Deferred Compensation Plan

Options/Rights: 1,193,548 common shares

Occupation: Vice Chairman and Chief Financial Officer, Xerox Corporation

Other Directorships: Billiton plc; The Concours Group Inc; Booktec.com; Fuji Xerox Co., Ltd.; Xerox (Europe) Limited; Xerox Investments (Nederland) BV

Other Background: Joined Xerox in 1993 as Executive Vice President and Chief Financial Officer. Elected Vice Chairman of the Board of Directors in 1999.

Martha R. Seger
Age: 69  Director since: 1991

Xerox securities owned: 14,006 common shares and an indirect interest in approximately 10,949 common shares through the Deferred Compensation Plan

Options/Rights: 25,000 common shares

Occupation: Financial economist and Former Governor, Federal Reserve System; currently Distinguished Visiting Professor of Finance, Arizona State University

Other Directorships: Fluor Corporation; Michigan Mutual and the Amerisure Companies; The Kroger Co.; Tucson Electric Power Co. and its holding company, Unisouce Energy; Massey Energy

Thomas C. Theobald
Age: 63  Director since: 1983

Xerox securities owned: 24,115 common shares and an indirect interest in approximately 10,415 common shares through the Deferred Compensation Plan

Options/Rights: 25,000 common shares

Occupation: Managing Director, William Blair Capital Partners, LLC

Other Directorships: Anixter International; Jefferson Wells International; LaSalle U.S. Realty Income and Growth Fund; Jones, Lane, LaSalle Inc.; The MONY Group; Liberty Funds

Ownership of Company Securities

We do not know of any person who, or group which, owns beneficially more than 5% of any class of its equity securities as of December 31, 2000, except as set forth below/(1)/.



---------------------------------------------------------------------------------------------
                                                                      Amount
                                                                   Beneficially    Percent
    Title of Class        Name and Address of Beneficial Owner    Owned of Class   of Class
---------------------------------------------------------------------------------------------
Series B Convertible   State Street Bank and Trust Company, as     8,256,791       100%
  Preferred Stock/(2)/ Trustee,
                       225 Franklin Street, Boston, MA 02110/(3)/

Common Stock           State Street Bank and Trust Company, as    90,912,742/(4)/ 12.7%/(5)/
                       Trustee under other plans and accounts
                       225 Franklin Street, Boston, MA 02110

Common Stock           Capital Research and Management Company    36,095,700/(6)/  5.4%
                       333 South Hope Street
                       Los Angeles, CA 90071

Common Stock           Dodge & Cox                                53,176,018/(7)/  8.0%
                       One Sansome Street
                       San Francisco, CA 94104
---------------------------------------------------------------------------------------------

(1) The words "group" and "beneficial" are as defined in regulations issued by the Securities and Exchange Commission (SEC). Beneficial ownership under such definition means possession of sole voting power, shared voting power, sole dispositive power or shared dispositive power. The information provided in this table is based solely upon the information contained in the Form 13G filed by the named entity with the SEC.
(2) These shares have equal voting rights with the Common Stock except that each share of Preferred Stock has six votes per share.
(3) Held as Trustee under the Xerox Employee Stock Ownership Plan. Each participant may direct the Trustee as to the manner in which shares allocated to his or her account shall be voted. The Trust Agreement provides that the Trustee shall vote any shares allocated to participants' accounts as to which it has not received voting instructions in the same proportions as shares in participants' accounts as to which voting instructions are received. Shares which have not been allocated are voted in the same proportion. The power to dispose of shares is governed by the terms of the Plan and elections made by participants.
(4) Within this total as to certain of the shares, State Street Bank and Trust Company has sole voting power for 10,972,321 shares, shared voting power for 78,552,915 shares, sole dispositive power for 12,489,357 shares and shared dispositive power for 78,423,385 shares.
(5) Percentage based upon assumption that all Series B Convertible Preferred Stock were converted into 49,540,746 shares of Common Stock.
(6) Capital Research has sole dispositive power over all of the shares and no voting power.
(7) Within this total as to certain of the shares, Dodge & Cox has sole voting power for 49,638,318 shares, shared voting power for 469,300 shares, sole dispositive power for 53,176,018 shares and no shared dispositive power for any of the shares.

Shares of Common Stock and Series B Convertible Preferred Stock (converted to Common Stock at a ratio of six to one) of the Company owned beneficially by its current (as of May 30, 2001) directors, each of the executive officers named in the Summary Compensation Table below and directors and all officers as a group, as of March 30, 2001, were as follows:

                                                Amount        Total
         Name of                               Beneficially   Stock
         Beneficial Owner                        Owned       Interest
         --------------------------------------------------------------

         Paul A. Allaire...................... 3,031,790     3,955,514
         Allan E. Dugan.......................   475,111       917,998
         Antonia Ax:son Johnson...............    24,706        38,371
         Vernon E. Jordan, Jr.................    50,744        62,705
         Yotaro Kobayashi.....................    42,321        47,322
         Hilmar Kopper........................    36,377        41,378
         Ralph S. Larsen......................    44,489        76,361
         George J. Mitchell...................    26,748        37,035
         Anne M. Mulcahy......................   393,183     1,917,732
         N. J. Nicholas, Jr...................    42,702        74,200
         John E. Pepper.......................    77,000        88,047
         Barry D. Romeril.....................   549,666     1,370,888
         Martha R. Seger......................    34,005        49,955
         Thomas C. Theobald...................    44,114        59,530
         Directors and All Officers as a group 8,171,448    17,534,623
         --------------------------------------------------------------

Note: B.R. Inman and Patricia F. Russo resigned as directors of the Company on May 17, 2001 and April 6, 2001, respectively, and are not included in the table above.

Percent Owned by Directors and Officers: Less than 1% of the aggregate number of shares of Common Stock and Series B Stock outstanding at March 30, 2001 is owned by each director and officer. The amount beneficially owned by all directors and officers as a group amounted to approximately 1%.

Amount Beneficially Owned: The numbers shown are the shares of Common Stock considered owned by the directors and officers in accordance with SEC rules. Shares of Common Stock which officers and directors had a right, within 60 days, to acquire upon the exercise of options or rights are included. All these are counted as outstanding for purposes of computing the percentage of Common Stock and Series B Stock outstanding and beneficially owned.

Total Stock Interest: The numbers shown include the amount shown in the Amount Beneficially Owned column plus options held by officers not exercisable within 60 days, incentive stock units and restricted shares. The numbers also include the interests of officers and directors in the Xerox Stock Fund under the Profit Sharing and Savings Plan and the Deferred Compensation Plans.

Executive Compensation

Report of the Executive Compensation and Benefits
Committee of the Board of Directors

Executive Officer Compensation

The Executive Compensation and Benefits Committee (Committee) of the Board of Directors determines the compensation paid to the Company's executive officers. The Committee's members are all independent, non-employee directors of the Company. The Committee does the following:

 . establishes the policies that govern the compensation paid to Xerox executive officers;

 . determines overall and individual compensation goals and objectives;

 . makes awards; and

 . certifies achievement of performance under the Company's various annual and long-term incentive plans and approves actual compensation payments.

Under the Committee's established policy, compensation and benefits provided executive officers are targeted at levels equal to or better than the compensation paid by a peer group of companies for equivalent skills and competencies for positions of similar responsibilities and desired levels of performance. The Company's executive compensation policies, plans and programs are designed to provide competitive levels of compensation that align pay with the Company's annual and long-term performance objectives. They also recognize corporate and individual achievement while supporting the Company objectives of attracting, motivating and retaining high-performing executives.

In determining compensation levels to meet compensation policy objectives, the Committee annually reviews, evaluates and compares Xerox executive officer compensation to relevant external competitive compensation data. During the year, the Committee reviewed the reported compensation data of firms that were part of the Business Week Computers and Peripherals Industry Group (included in the data shown on the performance graph below). The Committee also reviewed a broader group of organizations with which the Company is likely to compete for executive expertise and which are of similar size and scope. The latter group includes large capitalization, global companies in technology, office equipment and other industries.

The Committee sets base salaries taking into account the competitive data referenced above. In addition, a substantial portion, generally two-thirds or more of targeted total compensation, of each executive officer's total compensation is at risk and variable from year to year because it is linked to specific performance measures of the business.

The principal variable pay programs used in 2000 to align executive officer pay with Company and individual performance are briefly described below:

   Executive Performance Incentive Plan (EPIP): Approved by shareholders at the Company's Annual Meeting on May 18, 1995, EPIP provides the Committee with an incentive vehicle to compensate eligible executives for significant contributions to the performance of the Company. By design, EPIP permits the tax deductibility of payments made under EPIP even if an executive's compensation exceeds $1,000,000 in any year. Under federal tax law under certain circumstances such excess would not be deductible.

   Under EPIP the Committee established a pool of 2% of the Company's Document Processing profit before tax (PBT) for the 2000 one-year performance period. For the three-year period commencing in 1998, a pool of 1 1/2% of cumulative PBT was established. Ten percent (10%) of the resulting PBT pool was made payable to Mr. Allaire. Five percent (5%) of the pool was made payable to each of the other participants in EPIP.

   EPIP gives the Committee discretion to reduce the amount otherwise payable under an award to any participant to any amount, including zero, except in the case of a change in control as defined. The Committee cannot increase the amount determined by the above formula.

   For the full year 2000, Mr. Allaire and 15 other executive officers participated in EPIP.

   For 2000, the PBT pool amounted to $3,960,000 and because of the Company's failure to meet its performance goals, the Committee exercised its discretion by reducing total amounts payable to participating executive officers from the pool from $3,366,000 to $595,050.

   Annual Performance Incentive Plan (APIP): Under APIP, executive officers of the Company may be entitled to receive performance-related cash payments. Payments are only made if Committee-established annual performance objectives are met.

   The Committee approved an annual incentive target and maximum opportunity, expressed as a percentage of 2000 base salary, for each participating officer. At its meeting held on February 7, 2000, the Committee also established overall Document Processing threshold, target and maximum measures of performance and associated payment schedules.

   The performance measures and weightings for 2000 were earnings per share (35%), revenue growth (25%), cash conversion cycle (20%), and customer satisfaction (20%). Additional goals were also established for each officer that included business unit specific and/or individual performance goals and objectives. The weights associated with each business-unit specific or individual performance goal and objective used vary and range from 20 percent to 50 percent of the total.

   For 2000, the performance against established measures was a significant disappointment. EPS was below threshold levels, revenue growth was negative, and both cash conversion and customer satisfaction were below threshold levels. As a result, no officers received a payment under APIP. The named officers did not receive a merit salary increase. Certain executive officers received an adjustment to their base salary levels as a result of new responsibilities and/or to reflect competitive market levels.

   Leveraged Executive Equity Plan (LEEP): Under the terms of the 1991 Long-Term Incentive Plan, the Committee implemented a three-year plan beginning in 1998 for key management executives, including most executive officers. The plan focuses on the achievement of performance objectives of the Document Processing business of the Company. When the objectives of the plan are achieved, shareholder value is enhanced and the plan provides for an opportunity to realize long-term financial rewards. The 1998-2000 performance cycle of LEEP required each executive participant to maintain, directly or indirectly, an investment in shares of common stock of the Company having a value as of December 31, 1997 of either 100%, 200%, 300% or 400% of a participant's annual base salary (investment shares).

   In 1998 the Committee granted awards under LEEP to approximately 40 key executives that provided for non-qualified stock options for shares of common stock and incentive stock units. The award to each participant was based on the ratio of ten option shares and two incentive stock units for each investment share. The options became exercisable in three annual cumulative installments beginning in the year following the award. The incentive stock rights are payable in shares of common stock and vest in three annual installments beginning in the year following the award, provided specific Document Processing earnings per share (EPS) goals were achieved for each preceding year.

   Thirty-three percent (33%) of the non-qualified stock options granted under the 1998 cycle became exercisable on January 1, 1999, January 1, 2000 and January 1, 2001, respectively.

   For 2000, the EPS goal was not achieved and none of the incentive stock units vested.

   At its meeting on December 4, 2000, the Committee approved a new three-year (2001-2003) performance cycle of LEEP (New LEEP). New LEEP is intended to deliver highly competitive compensation opportunities linked to the successful implementation of the Company's turnaround plan and to provide significant retention incentives for participating executives.

   New LEEP consists primarily of three equal annual grants of stock options and restricted stock. Award levels are determined to provide competitive long-term incentive opportunities if the business turnaround plan is successfully implemented. Stock options under New LEEP vest fully after three years and remain exercisable for ten years following their date of grant. Restricted stock awarded under New LEEP vests 100% after one year. All executive officers and select other senior executives are eligible for New LEEP. The first annual grant under New LEEP was made on January 1, 2001. There is no requirement for investment shares under New LEEP.

   CEO Challenge Bonus: At its February 7, 2000 meeting, the Committee established the CEO Challenge Bonus program for the calendar years 2000 and 2001. The goals of the CEO Challenge Bonus program are to support the Company's need to retain key executives and provide additional incentives to improve the financial performance of the Company. Participants in LEEP, including the executive officers, are eligible to participate in the CEO Challenge Bonus. The CEO Challenge bonus provides an annual opportunity equal to one-half of each executive's annual bonus target amount payable over a period of four quarters if performance targets are met. For 2000, the CEO Challenge Bonus was based on quarterly EPS targets. The EPS target for the first quarter was achieved and bonus amounts were paid accordingly. For the remaining quarters of 2000, EPS targets were not achieved and bonus opportunities were forfeited. For 2001, the CEO Challenge bonus will also be based on quarterly EPS targets.

In its effort to retain key executives and to provide incentives that focus on shareholder value, the Committee awarded retention stock options to select key executives, including the executive officers other than the Chairman and CEO. The retention stock options vest over two years if EPS targets are met; and vest 100% on December 31, 2004 if EPS targets are not met. The retention stock options provide for dividend equivalents paid in cash until the stock options vest.

Select executive officers also were awarded incentive stock rights that fully vest on January 1, 2002. Beginning with the third quarter of 2000, the incentive stock rights also provide for the payment of dividend equivalents. Incentive stock rights were awarded to a select group of officers who are critical for the Company to retain in order for the Company to implement its turnaround plan.

Chief Executive Officer Compensation

The compensation paid to G. Richard Thoman, President and Chief Executive Officer from January 1, 2000 until May 11, 2000, when he resigned, was established by the Committee at its December 6, 1999 and February 7, 2000 meetings. The Committee's actions are described below as they relate to Mr. Thoman's compensation as reported in the charts and tables that accompany this report.

   Base Salary: Mr. Thoman's annualized base salary remained at $900,000.

   2000 Bonus: Mr. Thoman's annual target bonus remained at 100% and his quarterly CEO Challenge bonus target was established at 13%.

   Long-Term Incentive: Mr. Thoman was granted a stock option award for 100,000 shares that was scheduled to vest over two years if EPS targets were met and vest 100% on December 31, 2004, if EPS targets were not met.

At its meeting on February 7, 2000, the Committee awarded Paul A. Allaire a stock option award for 200,000 shares that vested on January 1, 2001. The stock option award was made to retain Mr. Allaire in his role as Chairman of the Board of the Company.

Upon the resignation of Mr. Thoman on May 11, 2000, the Board of Directors requested Mr. Allaire to assume the additional role of Chief Executive Officer of the Company. In recognition of Mr. Allaire's additional role, and after reviewing the compensation levels provided to the Chairmen and Chief Executive Officers of other companies, the Committee authorized the following compensation:

   Base Salary: Mr. Allaire's base salary was increased to $1,200,000 per year.

   2000 Bonus: Mr. Allaire's annual bonus target percentage and quarterly CEO Challenge Bonus target remained at 100% and 13% respectively.

   Long-Term Incentive: Mr. Allaire was granted a stock option award for 250,000 shares, one-half of which vested on January 1, 2001 with the balance vesting on January 1, 2002; and incentive stock rights for 100,000 shares, one-half of which vested on January 1, 2001, with the balance vesting on January 1, 2002. Mr. Allaire received an award under the New LEEP program as described earlier in the section summarizing Executive Officer Compensation. Under New LEEP, on January 1, 2001, Mr. Allaire received a stock option grant for 350,000 shares that will vest on January 1, 2002, and a restricted stock award of 350,000 shares that will also vest on January 1, 2002. In addition, effective January 1, 2001, Mr. Allaire was awarded participation in a cash long-term incentive program that would pay Mr. Allaire $3,000,000 at target levels of Company performance (maximum of $5,000,000), subject to negative discretion by the Committee, for the performance cycle ending December 31, 2001.

The Committee made these awards to provide the incentives necessary to retain and motivate Mr. Allaire to take the actions necessary to implement the turnaround plan, focus Mr. Allaire on the development of his potential successor and provide compensation competitive with the Chairmen and Chief Executive Officers of other companies.

Detailed information concerning Mr. Allaire's compensation as well as that of other highly compensated executives is displayed on the accompanying charts and tables.

                                          Ralph S. Larsen, Chairman
                                          B. R. Inman
                                          Antonia Ax:son Johnson
                                          John E. Pepper
                                          Thomas C. Theobald

February 5, 2001

Compensation Committee Interlocks and Insider Participation

Paul A. Allaire, Chairman and Chief Executive Officer of the Company, serves on the compensation committee of Lucent Technologies, Inc. Until May 18, 2000 Patricia F. Russo, a director of the Company until she resigned on April 6, 2001, served on the Executive Compensation and Benefits Committee of the Company and, at the same time, was an Executive Vice President of Lucent.

Summary Compensation Table

The Summary Compensation Table below provides certain compensation information for the Chief Executive Officer and the most highly compensated key executive officers (Named Officers) serving at the end of the fiscal year ended December 31, 2000 and for G. Richard Thoman who served as Chief Executive Officer until May 11, 2000 for services rendered in all capacities during the fiscal years ended December 31, 2000, 1999, and 1998. The table includes the dollar value of base salary, bonus earned, option awards (shown in number of shares) and certain other compensation, whether paid or deferred.

                          SUMMARY COMPENSATION TABLE

                                                                                             Long-Term
                                        Annual Compensation                             Compensation Awards
                      --------------------------------------------------------- ------------------------------------
                                             Annual Bonus
                                     -----------------------------
                                                           Total
                                                          Annual    Other
                                       Cash                Bonus   Annual       Restricted Underlying   All Other
      Name and              Salary     Bonus    91 Plan   ($) (C)  Compensation   Stock    Options/SARs Compensation
 Principal Position   Year    ($)     ($) (A)   ($) (B)   (= A+B)  ($) (D)       ($) (E)   (#) (F)       ($) (G)

---------------------------------------------------------------------------------------------------------------------
Paul A. Allaire...... 2000 1,125,000   121,875         0   121,875 162,881      2,681,250  450,000         17,055
  Chairman and Chief  1999   975,000         0         0         0 118,644              0   54,764         16,290
  Executive Officer   1998   975,000 1,600,000 2,924,133 4,524,133 177,310              0  239,082        318,455

Anne M. Mulcahy...... 2000   721,667    45,063         0    45,063 107,659      2,681,250  310,000         34,642
  Chief Operating     1999   425,000         0         0         0  88,647              0   15,328         13,578
  Officer             1998   312,500   263,000   599,804   862,804  62,791              0   49,044         53,929

Barry D. Romeril..... 2000   641,667    57,500         0    57,500 114,894        804,375  150,000         27,729
  Vice Chairman       1999   575,000         0         0         0 170,047              0   24,415         27,141
                      1998   513,333   488,000   909,740 1,397,740 138,049      1,145,903  178,822        114,853

William F. Buehler... 2000   641,667    57,500         0    57,500 136,102        804,375  150,000         14,828
  Vice Chairman       1999   575,000         0         0         0 100,575              0   23,717         14,374
                      1998   464,833   450,000   857,704 1,307,704  91,953      1,145,903  174,568         98,868

Allan E. Dugan....... 2000   462,500    37,188         0    37,188  91,746              0   50,000         29,702
  Executive           1999   425,000         0         0         0 109,414              0   16,066         29,085
  Vice President      1998   359,000   306,000   717,719 1,023,719  81,092              0   58,686         95,955

G. Richard Thoman.... 2000   326,087   487,500         0   487,500 107,971              0  100,000      3,950,000
  Chief Executive     1999   900,000         0         0         0 189,642              0  293,562      3,827,580
  Officer (H)         1998   700,000   930,000 2,099,341 3,029,341 374,636      1,793,683  335,128      3,960,560


--------------------------------------------------------------------------------
(A) This column reflects annual cash bonuses earned during the years indicated under EPIP and for the year 2000, the CEO Challenge Bonus. In addition, the amount shown for G.R. Thoman for 2000 includes a prorated 2000 bonus that was agreed to be paid in 2001 under the Letter Agreement entered into with Company in May 2000 in connection with his separation.
(B) This column reflects amounts earned under the Company's 1991 Long-Term Incentive Plan (1991 Plan). Under the 1991 Plan, awards of incentive stock units were made in 1998 to each of the Named Officers which become payable as to one-third of the total if the Company's Document Processing earnings per share reach a specified level in 1998, 1999 and 2000. The 2000 level was not reached and the final one-third of the units did not vest. The value of one-third of the incentive stock units, is reported in the column above for the year 1998 in which the earnings per share objective was reached. The Company and the Executive Compensation and Benefits Committee view these amounts as long-term incentive compensation.
(C) Total Annual Bonus is the sum of the amounts under the EPIP, CEO Challenge Award and 1991 Plan.
(D) Other Annual Compensation includes executive expense allowance, dividend equivalents paid on outstanding incentive stock rights, perquisite compensation and above market interest on deferred compensation. Included in Other Annual Compensation for 2000 is $55,275 of perquisite compensation for William F. Buehler, $29,949 of which relates to personal use of corporate aircraft. Also included in Other Annual Compensation for 1998 is $50,337 of perquisite compensation for G. Richard Thoman, $34,881 of which relates to personal use of corporate aircraft.

(E) This column reflects incentive stock unit awarded under the 1991 Plan or a predecessor plan where each unit represents one share of stock to be issued upon vesting at the attainment of a specific retention period. Each unit is entitled to the payment of dividend equivalents at the same time and in the same amount declared on one share of the Company's common stock. The number of units held by the Named Officers and their value as of December 31, 2000 (based upon the closing market price on that date of $4.625 was as follows:
    P.A. Allaire -- 100,000 ($462,500), A.M. Mulcahy -- 153,440 ($709,660),
    B.D. Romeril -- 114,453 ($529,345), W.F. Buehler -- 50,000 ($231,250), and
    A.E. Dugan -- 63,456 ($293,484) G. R. Thoman -- 80,000 ($370,000). Excludes
    grants of restricted stock made on January 1, 2001 under New LEEP (as described in the Report of the Executive Compensation and Benefits Committee) as follows: P.A. Allaire -- 350,000 ($1,662,500), A.M. Mulcahy -- 250,000 ($1,187,500), B.D. Romeril -- 125,000 ($593,750), A.E. Dugan --
    75,000 ($326,250).
(F) The Company no longer grants stock appreciation rights (SARs) in tandem with stock options. All stock options were awarded under the 1991 Plan. As discussed under the report of the Executive Compensation and Benefits Committee, stock options were awarded under a three-year performance cycle of LEEP that ended on December 31, 2000. Excludes grants of stock options made on January 1, 2001 under New LEEP (as described in the Report of the Executive Compensation and Benefits Committee as follows: P.A. Allaire -- 350,000, A.M. Mulcahy -- 934,600, B.D. Romeril -- 467,300, A.E. Dugan --
    280,400.
(G) The total amounts shown in this column consist of the Company's profit sharing contribution, whether under the Profit Sharing and Savings Plan or its policy of paying directly to the officer the amount which cannot be made under the Plan by reason of the Employee Retirement Income Security Act of 1974, and the estimated dollar value of the benefit to the officer from the Company's portion of insurance premium payments under the Company's Contributory Life Insurance Plan on an actuarial basis. The Company will recover all of its premium payments at the end of the term of the policy, generally at age 65. For 2000 the amounts were: P.A. Allaire:
    $0 profit sharing; $17,055 life insurance; A.M. Mulcahy: $0 profit sharing; $34,642 life insurance; B.D. Romeril: $0 profit sharing; $27,729 life insurance; W.F. Buehler: $0 profit sharing; $14,828 life insurance; and A.E. Dugan: $0 profit sharing; $29,702 life insurance. In addition, the amount shown for G.R. Thoman includes a payment of $3.75 million, which was agreed to be paid in 1998, 1999 and 2000 under the Letter Agreement entered into with Company in June 1997 in connection with his joining the Company. The payments were intended to replace the value of forfeited in-the-money vested stock options from his former employer. Also included in the amount shown for G.R. Thoman is a $200,000 payment in lieu of continuation of life insurance benefits agreed to under the Letter Agreement entered into with Company in May 2000 in connection with his separation.
(H) Resigned effective May 11, 2000.

Option Grants

The following table sets forth information concerning awards of stock options to the Named Officers under the Company's 1991 Plan during the fiscal year ended December 31, 2000. The amounts shown for potential realizable values are based upon arbitrarily assumed annualized rates of stock price appreciation of five and ten percent over the full ten-year term of the options, pursuant to SEC regulations. Based upon a ten-year option term, this would result in stock price increases of 63% and 159% respectively or $35.479 and $56.495 for the options with the $21.7812 exercise price and $43.980 and $70.031 for the options with the $27.0000 exercise price. The amounts shown as potential realizable values for all shareholders represent the corresponding increases in the market value of 668,576,389 shares outstanding held by all shareholders as of December 31, 2000. Any gains to the Named Officers and the shareholders will depend upon future performance of the common stock of the Company as well as overall market conditions.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                       Potential Realizable Value at Assumed
                                                                            Annual Rates of Stock Price
                               Individual Grants (1) (2)                   Appreciation for Option Term
                   ---------------------------------------------------     -----------------------------
                    Number of
                    Securities  % of Total
                    Underlying  Options Granted Exercise or
                     Options    to Employees in Base Price  Expiration
Name                Granted(#)  Fiscal Year     ($ /Sh)       Date         5%($)                  10%($)
-------------------------------------------------------------------------------------------------------------
Paul A. Allaire... 200,000/(3)/ 2.28%           $21.7812    12/31/09   $    2,739,616         $    6,942,725
                   250,000/(5)/                 $27.0000    12/31/09   $    4,245,039         $   10,757,762

Anne M. Mulcahy...  60,000/(4)/ 1.57%           $21.7812    12/31/09   $      821,885         $    2,082,817
                   250,000/(5)/                 $27.0000    12/31/09   $    4,245,049         $   10,757.762

Barry D. Romeril..  50,000/(4)/ 0.76%           $21.7812    12/31/09   $      684,904         $    1,735,681
                   100,000/(5)/                 $27.0000    12/31/09   $    1,698,015         $    4,303,105

William F. Buehler  50,000/(4)/ 0.76%           $21.7812    12/31/09   $      684,904         $    1,735,681
                   100,000/(5)/                 $27.0000    12/31/09   $    1,698,015         $    4,303,105

Allan E. Dugan....  50,000/(4)/ 0.25%           $21.7812    12/31/09   $      684,904         $    1,735,681

G. Richard Thoman. 100,000/(4)/ 0.51%           $21.7812    12/31/09   $    1,369,808         $    3,471,362

-------------------------------------------------------------------------------------------------------------
All Shareholders..     N/A       N/A                 N/A         N/A   $1,944,646,456         $4,928,115,928
-------------------------------------------------------------------------------------------------------------

(1) Exercise price is based upon fair market value on the effective date of the award. Excludes grants of stock options made on January 1, 2001 under New LEEP as described in the Report of the Executive Compensation and Benefits Committee as follows: P.A. Allaire -- 350,000, A.M. Mulcahy -- 934,600, B.D. Romeril -- 467,300, A.E. Dugan -- 280,400.
(2) Options may be accelerated as a result of a change in control as described under "Option Surrender Rights".
(3) Exercisable 100% on January 1, 2001
(4) Exercisable 100% of January 1, 2005
(5) Exercisable 1/2 on January 1, 2001 and 1/2 on January 1, 2002

Option Exercises/Year-End Values

The following table sets forth for each of the Named Officers the number of shares underlying options and SARs exercised during the fiscal year ended December 31, 2000, the value realized upon exercise, the number of options/SARs unexercised at year-end and the value of unexercised in-the-money options/SARs at year-end.

          AGGREGATE OPTION/SAR EXERCISES IN THE LAST FISCAL YEAR AND
                       FISCAL YEAR-END OPTION/SAR VALUE

                                                   Number of Shares      Value of Unexercised In-
                                                Underlying Unexercised    the-Money Options /SARs
                   Value of                         Options/SARs at              at
                   Shares                              FY-End(#)               FY End($)(B)
                   Underlying                  ------------------------- -------------------------
Name               Options/SARs Value          Exercisable Unexercisable Exercisable Unexercisable
                   Exercised(#) Realized($)(A)
---------------------------------------------------------------------------------------------------
Paul A. Allaire... 0            $0             2,042,033     771,111     $0          $0
Anne M. Mulcahy... 0            $0               128,682     380,126     $0          $0
Barry D. Romeril.. 0            $0               217,305     309,490     $0          $0
William F. Buehler 0            $0               153,687     304,232     $0          $0
Allan E. Dugan.... 0            $0               283,445     131,481     $0          $0
G. Richard Thoman. 0            $0               777,170   1,052,060     $0          $0

--------
(A) The value realized is based upon the difference between the exercise price and the average of the high and low prices on the date of exercise.
(B) Excludes grants of stock options made on January 1, 2001 under New LEEP (as described in the Report of the Executive Compensation and Benefits Committee as follows: P.A. Allaire -- 350,000, A.M. Mulcahy -- 934,600, B.D. Romeril -- 467,300, A.E. Dugan -- 280,400.
(C) The value of unexercised options/SARs is based upon the difference between the exercise price and the average of the high and low prices on December 29, 2000 of $4.75. Option/SARs may be accelerated as a result of a change in control as described under "Option Surrender Rights".

Retirement Plans

Retirement benefits are provided to the executive officers of the Company including the Named Officers primarily under unfunded executive supplemental plans and, due to Internal Revenue Code limitations, to a much lesser extent under the Company's Retirement Income Guarantee Plan. The table below shows, under the plans, the approximate annual retirement benefit which would accrue for the number of years of credited service at the respective salary rates. The earliest retirement age for benefit commencement is age 60. In the event of a change in control (as defined in the plans) there is no age requirement for eligibility. The benefit accrues generally at the rate of 1 2/3% per year of credited service, but for certain mid-career hire executives the rate is accelerated to 2 1/2%, including Barry D. Romeril, William F. Buehler and Allan
E. Dugan. No additional benefits are payable for participation in excess of 30 years for those accruing benefits at the rate of 1 2/3% per year and 20 years for those accruing benefits at 2 1/2% per year.

                      Annual benefits for years of credited service indicated
                              --------------------------------------
Average annual
compensation for five 15 years                  20 years  25 years  30 years
highest years
------------------------------------------------------------------------------
  400,000............  96,000                     128,000   161,000   192,000
  600,000............ 146,000                     195,000   243,000   242,000
  800,000............ 196,000                     261,000   327,000   392,000
1,000,000............ 246,000                     328,000   410,000   492,000
1,200,000............ 296,000                     395,000   493,000   592,000
1,400,000............ 346,000                     461,000   577,000   692,000
1,600,000............ 396,000                     528,000   660,000   792,000
1,800,000............ 446,000                     595,000   743,000   892,000
2,000,000............ 496,000                     661,000   827,000   992,000
2,200,000............ 546,000                     728,000   910,000 1,092,000
2,400,000............ 596,000                     795,000   993,000 1,192,000
2,600,000............ 646,000                     861,000 1,077,000 1,292,000
2,800,000............ 696,000                     928,000 1,160,000 1,392,000
3,000,000............ 746,000                     995,000 1,243,000 1,492,000
3,200,000............ 796,000                   1,061,000 1,327,000 1,592,000
3,400,000............ 846,000                   1,128,000 1,410,000 1,692,000
3,600,000............ 896,000                   1,195,000 1,493,000 1,792,000
3,800,000............ 946,000                   1,261,000 1,577,000 1,892,000
------------------------------------------------------------------------------

The maximum benefit is 50% of the five highest years' average annual compensation reduced by 50% of the primary social security benefit payable at age 65. The benefits shown are payable on the basis of a straight life annuity and a 50% survivor annuity for a surviving spouse. The plans provide a minimum benefit of 25% of defined compensation reduced by such social security benefit other than for the key executives accruing benefits at the accelerated rate.

The following individuals have the years of credited service for purposes of the plans as follows:

                       Years of
                       Credited
Name                   Service (A)
-----------------------------------
Paul A. Allaire (B)... 30
Anne M. Mulcahy....... 24
Barry D. Romeril...... 11
William F. Buehler (C) 14
Allan E. Dugan........ 16

--------
(A) Thirty years is the maximum permitted credited service under the plans. Credited service shown reflects the accelerated accrual for mid-career hire executives. The years credited service reflected can be applied to the annual benefit table above to determine the annual benefit. Under the agreement with the Company in connection with his resignation, G. Richard Thoman became entitled to a retirement benefit of $800,000 per year beginning in May 2000.
(B) Upon Mr. Allaire's death, Mr. Allaire's alternate payee will receive a full and unreduced 50% survivor benefit based on Mr. Allaire's accrued benefits under the plans.
(C) In connection with his retirement, William F. Buehler became eligible for a retirement supplement payable in three equal installments of $280,746 commencing January 1, 2002, or in a single lump sum of $842,238 if he elects prior to December 31, 2001.

Compensation under the plans includes the amounts shown in the salary and bonus columns under the Summary Compensation Table other than payments under the 1991 Plan to the extent included in the bonus column.

The five highest years average compensation for purposes of the plans as of the end of the last fiscal year for the Named Officers is P. A. Allaire $2,377,485;
A. M. Mulcahy $550,336; B. D. Romeril $875,100; W. F. Buehler $817,451; and A.
E. Dugan $673,651.

Certain Transactions

Severance Agreements

In October, 2000, with the approval of the Executive Compensation and Benefits Committee and the Board, the Company entered into agreements with five of its executive officers, including Paul A. Allaire, Anne M. Mulcahy, Barry D. Romeril, and William F. Buehler, which provide severance benefits in the event of termination of employment under certain circumstances following a change in control of the Company (as defined). The circumstances are termination by the Company, other than because of death or disability, commencing prior to a potential change in control (as defined), or for cause (as defined), or by the officers for good reason (as defined). The officer would be entitled to receive a lump sum severance payment equal to three times the sum of:

 . the greater of (1) the officer's annual rate of base salary on the date notice of termination is given and (2) his/her annual rate of base salary in effect immediately prior to the change in control and

 . the greater of (1) the annual target bonus applicable to such officer for the year in which such notice is given and (2) the annual target bonus applicable to such officer for the year in which the change in control occurs.

   "Cause" for termination by the Company is the:

    (i) willful and continued failure of the officer to substantially perform his/her duties,

    (ii) willful engagement by the officer in materially injurious conduct to the Company, or

    (iii) conviction of any crime which constitutes a felony.

   "Good reason" for termination by the officer includes, among other things:

    (i) the assignment of duties inconsistent with the individual's status as an executive or a substantial alteration in responsibilities (including ceasing to be an executive officer of a public company),

    (ii)  a reduction in base salary and/or annual bonus,

    (iii) the relocation of the officer's principal place of business, and

    (iv) the failure of the Company to maintain compensation plans in which the officer participates or to continue providing certain other existing employment benefits.

The agreements provide for the continuation of certain welfare benefits for a period of 36 months following termination of employment and contain a gross-up payment (as defined) if the total payments (as defined) are subject to excise tax imposed under Section 4999 of the Internal Revenue Code of 1986, as amended.

The agreements also provide that in the event of a potential change in control (as defined) each officer, subject to the terms of the agreements, will remain in the employ of the Company for nine months following the occurrence of any such potential change in control.

The agreements are automatically renewed annually unless the Company gives notice that it does not wish to extend them. In addition, the agreements will continue in effect for two years after a change in control of the Company.

The Company has also entered into agreements with 40 other officers or other key executives, including Allan E. Dugan, that provide identical benefits described above, except that these officers and key executives would be entitled to receive a lump-sum severance payment equal to two times their annual compensation and they would receive welfare benefits continuance for a period of 24 months.

Termination Arrangements

In connection with his resignation as President and Chief Executive Officer and as a Director of the Company in May, 2000, G. Richard Thoman received certain benefits that had been approved by the Committee. These included payment of prorated 2000 bonus, a cash payment in lieu of continuation of life insurance (which are reflected in the Summary Compensation Table above) and approved an annual retirement benefit (see note to the table under Retirement Plans above). All of Mr. Thoman's outstanding options were amended to be exercisable for the life of the options (see "Aggregate Options/SAR Exercises in the Last Fiscal Year and Fiscal Year-End Options/SAR Value" above) subject to Mr. Thoman not making any derogatory remarks about the Company and not disclosing confidential information. The Company also agreed to provide Mr. Thoman with an office and administrative support until May 14, 2002.

In connection with his retirement and consistent with prior practice, the Company entered into an agreement with William F. Buehler, Vice Chairman of the Board and a director. The agreement was approved by the Executive Compensation and Benefits Committee. Among other things, the agreement provides for salary continuance for twelve months commencing January 15, 2001 at the rate of $56,250 per month and a retirement supplement payable in three equal installments of $280,746 commencing on January 1, 2002, or in a single lump sum of $842,238, if he elects prior to December 31, 2001.

Employment Arrangement

In connection with his continued employment, the Company entered into an agreement with Carlos Pascual, Executive Vice President. The agreement was authorized by the Executive Compensation and Benefits Committee. The agreement arises out of changes made to Xerox Spain's pension plans consistent with proposed Spanish law requirements. It is designed to mitigate the potential impact of U.S. income tax on Mr. Pascual's retirement benefit, if any, as a result of the change in Spanish law. Subject to certain conditions in the Agreement, the Company has agreed to indemnify Mr. Pascual for U.S. income tax on his Spanish pension, if necessary. The Agreement also provides that for a period of three years following Mr. Pascual's employment with the Company he will be provided with salary continuance at a rate of Spanish Pesetas 4,389,600 per month (approximately $23,100 at current exchange rates) as he serves in the capacity of Chairman of Xerox Espana, S.A. at the discretion of the CEO of the Company. He will also be provided with relocation assistance in an amount not to exceed $100,000. A copy of the Agreement is filed as Exhibit 10(s) to this Form 10-K Report.

Option Surrender Rights

All non-qualified options under the 1991 and the 1998 Plans are accompanied by option surrender rights. If there is a change in control, as defined in the plans, all such rights which are in the money become payable in cash based upon a change in control price as defined in the plans. The 1991 Plan also provides that upon the occurrence of such an event, all incentive stock rights and performance unit rights become payable in cash. In the case of rights payable in shares, the amount of cash is based upon such change in control price and in the case of rights payable in cash, the cash value of such rights. Rights payable in cash but which have not been valued at the time of such an event are payable at the maximum value as determined by the Executive Compensation and Benefits Committee at the time of the award. Upon accelerated payment, such rights and any related non-qualified stock options will be canceled.

Grantor Trusts

The Company has established grantor trusts with a bank for the purpose of paying amounts due under the deferred compensation plan and the severance agreements described above, and the unfunded supplemental retirement plans described above. The trusts are presently unfunded, but the Company would be required to fund the trusts upon the occurrence of certain events.

Legal Services

The law firm of Akin, Gump, Strauss, Hauer & Feld, of which Vernon E. Jordan, Jr. is of counsel, was retained by and rendered services to the Company in 2000.

Ten-Year Performance Comparison

The graph below provides a comparison of Xerox cumulative total shareholder return with the Standard & Poor's 500 Composite Stock Index and the Business Week Computers and Peripherals Industry Group, excluding Xerox (Peer Group).

[CHART]

                                  Base
                                 Period
Company/Index Name               Dec 90  Dec 91  Dec 92  Dec 93  Dec 94
                                 ------  ------  ------  ------  ------
XEROX CORPORATION                 $100    $203    $244    $286    $326
S&P 500                            100     131     141     155     157
BUSINESS WEEK COMPUTERS
& PERIPHERALS                      100      97      83      92     118

Company/Index Name       Dec 95 Dec 96 Dec 97 Dec 98 Dec 99 Dec 00
                         ------ ------ ------ ------ ------ ------
XEROX CORPORATION         $463   $546   $781  $1286   %550   $105
S&P 500                    215    265    353    454    496    499
BUSINESS WEEK COMPUTERS
& PERIPHERALS              161    226    304    554    805    570


The Peer Group consists of the following companies as of December 31, 2000:
Apple Computer, Compaq Computer, Data General, Dell Computer, EMC, Gateway, Hewlett-Packard, International Business Machines, Iomega, Lexmark International Group, Micron Electronics, NCR, Quantum, Seagate Technology, Sequent, Silicon Graphics, Storage Technology, Sun Microsystems, Unisys and Western Digital.

This graph assumes the investment of $100 on December 31, 1990 in Xerox Common Stock, the S&P 500 Index and the Peer Group Common Stock, and reinvestment of quarterly dividends at the monthly closing stock prices. The returns of each company have been weighted annually for their respective stock market capitalizations in computing the S&P 500 and Peer Group indices.

Section 16(a) Beneficial Ownership Reporting Compliance

There was a failure to file Form 3, Beneficial Ownership Report, on a timely basis with the SEC as required under Section 16(a) of the Securities Exchange Act of 1934 on behalf of Herve J. Gallaire and Rafik O. Loutfy with respect to Incentive Stock Rights which were part of each of their respective initial holdings, and on behalf of Thomas J. Dolan with respect to his initial position in the Xerox Stock Fund. An amended Form 3 was filed as soon as the omissions were discovered; for Mr. Gallaire and Mr. Loutfy on March 8, 2000 and for Mr. Dolan on August 9, 2000.